<SUBMISSION>

<TYPE> SC 13G/A

<DOCUMENT-COUNT> 1

<SROS> NONE

<SUBMISSION-CONTACT>

<NAME> J. SMITH

<PHONE> 406 791-7216

</SUBMISSION-CONTACT>

<NOTIFY-INTERNET> Jsmith@dadco.com

<FILER>

<CIK> 0000900996

<CCC> vm3c$vvm

</FILER>

<SUBJECT-COMPANY>

<NAME> Energy West Incorporated

<CIK> 000043350

<IRS-NUMBER> 81-0141785

<DOCUMENT>

<TYPE> SC 13G/A

<TEXT>

<HTML>

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____________)*

Energy West Incorporated

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(Name of Issuer)

Common Stock

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(Title of Class of Securities)

390 406 106

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(CUSIP Number)

End of fiscal year.

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this

cover page shall not be deemed to be "filed" for the purpose of

Section 18 of the Securities Exchange Act of 1934 ("Act") or

otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

(however, see the Notes).

Cusip No. 390 406 106

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1 NAMES OF REPORTING PERSONS

IRS INDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ian Bruce Davidson

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)[ ]

(b)[ ]

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3 SEC USE ONLY

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4 CITIZENSHIP OR PLACE OF ORGANIZATION

United States Of America

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5 SOLE VOTING POWER

N/A

6 SHARES VOTING POWER

443,758

7 SOLE DISPOSITIVE POWER

443,758

8 SHARED DISPOSITIVE POWER

443,758

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9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

443,758

10 CHECK BOX IF THE AGGREGATE AMOUNT IN THE ROW (11) EXCLUDES [X]

CERTAIN SHARES

Ian Davidson and Nancy Davidson (reporting person's wife) jointly own 443,758 shares of Energy West Incorporated, such number being 17.66% of the total outstanding shares. Mr. and Mrs. Davidson own the shares as joint tenants with rights of survivorship. Mr. Davidson is the Chairman of the Board of Davidson Companies, the parent company of D.A. Davidson & Co., a broker/dealer. D.A. Davidson & Co. is long 2,942 shares of Energy West Incorporated. The D.A. Davidson & Co. ownership position in these shares is solely in its capacity as a market maker. Mr. Davidson disclaims beneficial ownership of the shares owned by D.A. Davidson & Co.

Mr. Davidsons three adult children own Energy West Incorporated stock: Sydney Maxwell owns 23,200 shares; Andrew Davidson owns 25,000 shares; and Lauren Descamps owns 20,000 shares. Mr. Davidson has six grandchildren with beneficial interests in trusts that collectively own 22,282 shares of Energy West Incorporated. Mr. Davidson disclaims ownership of the shares owned by his children and his grandchildrens trusts.

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.66%

12 TYPE OF REPORTING PERSON

IN

ITEM 1. (a) NAME OF ISSUER

Energy West Incorporated

(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

One First Avenue South

Great Falls MT 59401

ITEM 2. (a) NAME OF PERSON FILING

Ian Bruce Davidson

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,

RESIDENCE

Davidson Companies

8 Third Street North

Great Falls MT 59401

(c) CITIZENSHIP

United States of America

(d) TITLE OF CLASS OF SECURITIES

Common Stock

(e) CUSIP NUMBER

390 406 106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Section 240.13d-1(b), OR 240.13d-2(b) or (c). CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance Company as defined in section 3(a)(19)of the Act(15

U.S.C. 78c)(d)

(d) [ ] Investment Company registered under section 8 of the

Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) AMOUNT BENEFICIALLY OWNED: 443,758

(b) PERCENT OF CLASS: 17.66%

(C) NUMBERS OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE

N/A

(ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

443,758

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

443,758

(iv) SHARES POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

443,758

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of

securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.

A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefits plan, pension fund or endowment fund is not required.

N/A

ITEM 7. INDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH

ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

If a parent holding company has filed this schedule, pursuant to Rule

13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

If a group has filed this schedule pursuant to Section 240.13d-1(b)(ii)(J),

so indicate under Item 3(j) and attach and exhibit stating the identity and Item 3 classification of each member of the group.

If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

ITEM 10. CERTIFICATION

(a) The following certificate shall be included if the statement is filed pursuant to Section 240.13d-1(b):

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

  The following certification shall be included in the statement is filed pursuant to Section 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.

August 13, 2001 ___________________________________

Signature

Ian Bruce Davidson

Name

The original statement shall be signed by each person on whose behalf the statement if filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

</DOCUMENT>

</SUBMISSION>